Filed Pursuant to Rule 424(b)(3)

Registration No. 333-230465

INPOINT COMMERCIAL REAL ESTATE INCOME, INC.

SUPPLEMENT NO. 4 DATED JUNE 15, 2021 TO THE

PROSPECTUS DATED MARCH 19, 2021

This prospectus supplement no. 4 (this “Supplement”) is part of and should be read in conjunction with the base prospectus of InPoint Commercial Real Estate Income, Inc. dated March 19, 2021, prospectus supplement no. 1 dated April 15, 2021, prospectus supplement no. 2 dated April 29, 2021 and prospectus supplement no. 3 dated May 17, 2021 (collectively, the “prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the prospectus.

The purposes of this Supplement are as follows:

•	to disclose the transaction price as of July 1, 2021, the first business day of the month, for each class of our common stock being offered and sold in this offering;
•	to disclose our NAV per share as of May 31, 2021; and
•	to disclose each of our commercial mortgage loans entered into since May 12, 2021 as of June 14, 2021.

Transaction Prices

The transaction price for each share class of our common stock for subscriptions to be accepted as of July 1, 2021, the first business day of the month, and for distribution reinvestments is as follows:

Transaction Price (per share)
Class A	$20.2474
Class T	$20.2463
Class S	$20.2071
Class D	$20.2426
Class I	$20.2481

As of May 31, 2021, we had not sold any Class S shares. The July 1, 2021 transaction price for our Class S shares is based on our aggregate NAV for all share classes as of May 31, 2021. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since May 31, 2021 that would have a material impact on our NAV per share.

May 31, 2021 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inland-investments.com/inpoint. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the prospectus, as supplemented, for how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. The valuation of our commercial real estate loan portfolio is reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share for May 31, 2021.

Our total NAV presented in the following table includes the NAV of our Class A, Class T, Class S, Class D, and Class I common stock being sold in this offering, as well as our Class P common stock, which is not being sold in this offering. As of May 31, 2021, we had not sold any Class S shares. The following table provides a breakdown of the major components of our total NAV as of May 31, 2021 ($ and shares in thousands, except per share data):

Components of NAV	May 31, 2021
Commercial mortgage loans	$544,748
Real estate owned, net	14,000
Cash and cash equivalents and restricted cash	36,002
Other assets	6,654
Repurchase agreements - commercial mortgage loans	(357,844)
Reserve for negative impact of COVID on real estate owned (1)	(1,553)
Due to related parties	(2,521)
Distributions payable	(1,110)
Interest payable	(340)
Accrued stockholder servicing fees (2)	(78)
Other liabilities	(2,747)
Net asset value	$235,211
Number of outstanding shares	11,640
Aggregate NAV per share	$20.2071

(1)

As of December 31, 2020, we established as a component of the NAV calculation a $2,250 reserve for the estimated negative impact of COVID-19 during 2021 on real estate owned. The increase in this reserve as of May 31, 2021 from April 30, 2021 resulted from the net gain on real estate owned set forth below. This monthly gain reflects a non-recurring benefit of approximately $610 resulting from a favorable ruling in an appeal of real estate taxes. Below is a reconciliation of the reserve ($ in thousands):

Beginning reserve balance as of April 30, 2021	$(913)
Plus: Net gain on real estate owned for May:
Revenue from real estate owned	654
Real estate owned operating expense	(46)
Non-cash adjustment for ground lease	32
Net gain from real estate owned	640
Reserve balance as of May 31, 2021	$(1,553)

(2)

Stockholder servicing fees only apply to Class T, Class S, and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S, and Class D shares. As of May 31, 2021, we have accrued under GAAP $723 of stockholder servicing fees payable to the Dealer Manager related to the Class T and Class D shares sold. As of May 31, 2021, we have not sold any Class S shares and, therefore, we have not accrued any stockholder servicing fees payable to the Dealer Manager related to Class S shares. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of May 31, 2021 ($ and shares in thousands, except per share data):

NAV Per Share	Class P	Class A	Class T	Class S	Class D	Class I	Total
Net asset value	$204,897	$13,363	$8,104	$—	$1,033	$7,808	$235,211
Number of outstanding shares	10,143	660	400	—	51	386	11,640
NAV per share as of May 31, 2021	$20.2012	$20.2474	$20.2463	$—	$20.2426	$20.2481	$20.2071

ost recent 10-Q filed with the SEC for maximum maturities assuming all extensions are exercised. 3 Weighted average of the loan to values at origination, based on current loan balance as of 12/31/20. 1

Commercial Mortgage Loans Held for Investment

The following information supplements the table of select loan information on page 73 of our prospectus to add each of our commercial mortgage loans entered into since May 12, 2021 as of June 14, 2021 ($ in thousands):

Since May 12, 2021

Origination Date	Loan Type (1)	Principal Balance	Cash Coupon (2)	All-in Yield (2)	Maximum Maturity (3)	State	Property Type	LTV (4)
5/25/21	First mortgage	$11,200	L+3.20%	3.5%	6/9/26	TN	Multifamily	80%
5/26/21	First mortgage	$14,880	L+3.10%	3.4%	6/9/26	NV	Multifamily	80%
6/8/21	First mortgage	$20,500	L+8.00%	8.3%	1/9/24	TX	Mixed Use	45%

(1)	First mortgage loans are first position mortgage loans.
(2)

Cash coupon is the stated rate on the loan. All-in yield is the present value of all future principal and interest payments on the loan and does not include any origination fees or deferred commitment fees. Our first mortgage loans are all floating rate and each contains a minimum LIBOR floor.

(3)	Maximum maturity assumes all extension options are exercised by the borrower; however, loans may be repaid prior to such date.
(4)	Loan-to-value (“LTV”) was determined at loan origination and is not updated for subsequent property valuations or loan modifications.